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November 21,2024	Rita Rubin T +1 312-845-1241 Rita.Rubin@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Calamos ETF Trust (“Registrant” or “Trust”) on behalf of four of its series,

Calamos Bitcoin 100% Protection Strategy (1 yr) ETF — Month TBD 1

Calamos Bitcoin 100% Protection Strategy (1 yr) ETF — Month TBD 2

Calamos Bitcoin 100% Protection Strategy (1 yr) ETF — Month TBD 3

Calamos Bitcoin 100% Protection Strategy (1 yr) ETF — Month TBD 4

(each, a “Fund” and collectively, the “Funds”)

(File Nos. 333-191151 and 811-22887)

Ladies and Gentlemen:

On behalf of the Registrant, in connection with amendments to four series of Calamos ETF Trust, we are filing today by electronic submission via EDGAR pursuant to Rule 485(a)(1) a post-effective amendment (Post-Effective Amendment No. 48) to the Trust’s registration statement on Form N-1A a copy of each of the following:

1.	Prospectuses relating to the four ETFs (the “Prospectuses”); and

2.	Statement of additional information relating to the four ETFs (the “SAI”).

Except as indicated below, the disclosure for each of the ETFs is based on and substantially similar to disclosure previously reviewed by the staff of the U.S. Securities and Exchange Commission (“SEC”) in the Registrant’s filing on Form N-1A (SEC Accession Number 0001104659-24-102657) filed on September 25, 2024 pursuant to Rule 485(b) of the Securities Act of 1933, as amended, (the “Securities Act”) (the “Precedent Filing”).

The Registrant requests selective review of Post-Effective Amendment No. 48 in accordance with the SEC’s release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

Prospectuses

The Precedent Filing registered the following ETFs which had the following characteristics:

Fund Name	Launch Date	Start of Outcome Period
Calamos Bitcoin Structured Alt Protection ETF — Month TBD 1	TBD	TBD
Calamos Bitcoin Structured Alt Protection ETF — Month TBD 2	TBD	TBD
Calamos Bitcoin Structured Alt Protection ETF — Month TBD 3	TBD	TBD
Calamos Bitcoin Structured Alt Protection ETF — Month TBD 4	TBD	TBD

The Registrant requests selective review of the Prospectuses listed below. The Prospectuses are substantially similar to the prospectuses in the Precedent Filing. The primary differences are the ETF names, launch dates, the investment objective and strategy with respect to the underlying ETP(s) and index, the types of options the Fund may use to implement its strategy and the dates on which the respective outcome periods begin and reset for each of the four ETFs:1

Fund Name per Upcoming Pre-Effective Registration Statement Filing	Launch Date per Upcoming Pre-Effective Registration Statement Filing	Outcome Period Reset dates per Upcoming Pre-Effective Registration Statement Filing
Calamos Bitcoin 100% Protection Strategy (1 yr) ETF — Month TBD 1	TBD	TBD
Calamos Bitcoin 100% Protection Strategy (1 yr) ETF — Month TBD 2	TBD	TBD
Calamos Bitcoin 100% Protection Strategy (1 yr) ETF — Month TBD 3	TBD	TBD
Calamos Bitcoin 100% Protection Strategy (1 yr) ETF — Month TBD 4	TBD	TBD

SAI

The Registrant requests selective review of the SAI, which is being filed with language that is substantially similar to the Precedent Filing. The differences in the disclosure in this SAI is that the new SAI will contain new ETF names, launch dates, the investment objective and strategy with respect to the underlying ETP(s) and index, the types of options the Fund may use to implement its strategy and the dates on which the outcome periods begin and reset.

1 As explained in more detail in the Prospectus of each series, the outcome period is an approximate one-year period over which each Fund seeks to produce a targeted result. The Funds will not terminate after the conclusion of the Outcome Period. After the conclusion of the Outcome Period, another will begin.

Please direct any questions you may have with respect to this filing to me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin
Rita Rubin, Esq.

cc:	John P. Calamos, Sr.
Erik D. Ojala, Esq.
J. Christopher Jackson, Esq.
Susan L. Schoenberger, Esq.
Paulita Pike, Esq.
Elizabeth Madsen, Esq.
C. Lawrence Zmerega, Esq.
Daniel Koningisor, Esq.